                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of February 2001


                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                            -----                     ------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No   X
                      -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        International Uranium Corporation
                                        -----------------------------------
                                                   (Registrant)

Date:  February 23, 2001                By:  /s/  Ron F. Hochstein
       -----------------                    -------------------------------
                                            Ron F. Hochstein, President

                                  EXHIBIT INDEX

Exhibit Number                 Description
--------------                 -----------

    99.1                  1st Quarter 2001 Report

    99.2                    Financial Statements